adidas

GROUP

RECEIVED

2008 JUN 25 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

08003397

PROCESSED

JUN 26 2008

THOMSON REUTERS

20.06.2008 adidas Salomon AG SUPPL

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publication which was not published in that form on our website:

- Publication of Voting Rights Announcement of May 27, 2008 through euro adhoc according to § 26 section 1 WpHG (Attachment No. 1)

The above publication was disclosed promptly via Pink Sheets' OTCQX listing platform. If you need further information, please do not hesitate to contact me.

Kind regards, Attachments

adidas AG
Group Legal/Corporate

A. Smith

Anja Smith

dlw 6/25

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

euro adhoc: adidas AG / Release of a voting rights announcement according to article 26, section 1.1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: UBS AG
Place: Zurich
State: Switzerland

Company data:

Name: adidas AG
Address: Adi-Dassler-Str. 1-2, 91074 Herzogenaurach
Place: Herzogenaurach
State: Germany

27.05.2008

UBS AG, Zurich, Switzerland, informed us pursuant to article 21 section 1 WpHG (German Securities Trading Act) on May 26, 2008, that the percentage of voting rights held by them in adidas AG (ISIN DE0005003404), Adi-Dassler-Strasse 1, 91074 Herzogenaurach, has fallen below the threshold of 3% on May 20, 2008 and on this date amounted to 1.09% (2,228,212 shares with voting rights).

0.08% (165,540 shares with voting rights) of these voting rights are to be attributed to UBS AG pursuant to article 22 section 1 sentence 1 no. 1 WpHG.

Herzogenaurach, May 27, 2008

adidas AG
The Executive Board

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, CDAX, HDAX, Prime All Share
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END